May 24, 2018

Ada Sarmento

Office of Healthcare & Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xeris Pharmaceuticals, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 1, 2018
CIK No. 0001346302

Dear Ms. Sarmento:

This letter is confidentially submitted on behalf of Xeris Pharmaceuticals, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential submission of Amendment No. 1 to its Draft Registration Statement on Form S-1 (“Amendment No. 1”) submitted on May 1, 2018, as set forth in your letter, dated May 11, 2018 (the “Comment Letter”), to Paul Edick. The Company is concurrently filing a registration statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1 and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Registration Statement (marked to show changes from Amendment No. 1).

Grant Agreements, page 106

1.	We acknowledge the Company’s response to comment 19. Please revise the last sentence in the first paragraph of Grant Agreements on page 106 to be consistent with the disclosure on pages 70 and F-13.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosures on page 108.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (617) 570-1928, by facsimile transmission at (617) 801-8626 or by e-mail at jtheis@goodwinlaw.com.

Sincerely,

/s/Joseph C. Theis, Jr.
Joseph C. Theis, Jr.

cc:	Paul Edick, Xeris Pharmaceuticals, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

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